September 18, 2020

VIA EDGAR

Re:	Bentley Systems, Incorporated

Registration Statement on Form S-1

File No. 333-248246

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

c/o Jeffrey Kauten

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bentley Systems, Incorporated (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., New York, NY time, on September 22, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

BENTLEY SYSTEMS, INCORPORATED

By:	/s/ David R. Shaman
	Name:	David R. Shaman
	Title:	Chief Legal Officer and Corporate Secretary